SECURI 21004686

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Mail Processing Section
FEB 17 2021
Washington DC
415

SEC FILE NUMBER
8- 34910

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Sturges Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8787 Bay Colony Drive, #1002
(No. and Street)

Naples	Florida	34108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Sturges 239-302-2967
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Michael R. Sturges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sturges Company, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Executive and Financial Officer

Title

Notary Public

JUDY M. WILLEMAIN
MY COMMISSION # HH 022227
EXPIRES: November 16, 2024
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Sturges Company

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of The Sturges Company (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2011
Abington, Pennsylvania
February 9, 2021

THE STURGES COMPANY
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	209,381
Prepaid expenses		1,545
Total assets	$	210,926
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	10,926
Subordinated borrowings		200,000
Total liabilities		210,926
Stockholder's Equity:		
Common stock par value $5 per share, authorized 750 shares issued and outstanding - 100 shares		500
Accumulated deficit		(500)
Total stockholder's equity		-
Total liabilities and stockholder's equity	$	210,926

The accompanying notes are an integral part of these financial statements.

THE STURGES COMPANY
Statement of Income
For the year ended December 31, 2020

Revenue		
Fee income	$	850,899
Interest income		20
Total income		850,919
Expenses		
Salaries and other employment costs		688,171
Clearing and printing charges		15,229
Interest expense		9,500
Direct expenses of underwriting		74,125
Other expense		48,653
Total expenses		835,678
Net income		15,241
Income tax expense		-
Net income	$	15,241

The accompanying notes are an integral part of these financial statements.

THE STURGES COMPANY
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2020

	Common Stock				Retained Earnings/ Accumulated Deficit		Total Stockholder's Equity
	Shares		Amount				
Balances at December 31, 2019	100	$	500	$	(15,741)	$	(15,241)
Income for the year	-		-		15,241		15,241
Distributions to shareholder	-		-		-		-
Balances at December 31, 2020	100	$	500	$	(500)	$	-

The accompanying notes are an integral part of these financial statements.

THE STURGES COMPANY

Statement of Changes in Liabilites Subordinated to Claims of General Creditors

For the year ended December 31, 2020

Subordinated borrowerings at December 31, 2019	$	200,000
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2020	$	200,000

The accompanying notes are an integral part of these financial statements.

THE STURGES COMPANY
Statement of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities:		
Net Income	$	15,241
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Prepaid expenses		1,011
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(3,717)
Net cash provided by operating activities		12,535
Net increase in cash		12,535
Cash and cash equivalents at beginning of year		196,846
Cash and cash equivalents at end of year	$	209,381
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	9,500
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

The Sturges Company ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated under the laws of the state of Ohio in 1985, and effective January 1, 2016 the Company has reincorporated in the state of Florida. The Company has moved its principal office to the state of Florida. This change will have no effect on the Company's business activities. The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans or US Government Securities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – In accordance with ASC 606, fee income is recognized when the underwriting is completed and the income is reasonably determinable. The Company only commits to underwritings on a best efforts' basis, thus there are no open commitments at December 31, 2020.

Income taxes – No provision has been made for income taxes since the Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. The Company is not taxed at the entity level for federal or state income tax purposes.

The Company recognizes and discloses uncertain tax positions in accordance with generally accepted accounting principles. As of, and during the year ended December 31, 2020, the Company did not have a liability for unrecognized tax benefits.

Cash and cash equivalents – The Company includes as cash and cash equivalents financial instruments with a maturity of less than 90 days.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 9, 2021 the date the financial statements were available to be issued and has determined that there were no subsequent events, requiring disclosure in these financial statements.

3. Related Party Transactions

The Company pays its share of direct costs for office space located in its shareholder's residence. Total costs paid to the shareholder for the year ended December 31, 2020 amounted to $12,160 and is included in other expense.

4. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through RBC Correspondent Services pursuant to a secondary clearing agreement with L.M. Kohn & Company.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital and capital requirements of $198,455 which was $98,455 in excess of its required net capital of $100,000. The Company's net capital ratio was .06 to 1.

6. Subordinated Borrowings

There is one borrowing under a subordination agreement at December 31, 2019 payable to the shareholder of the Company with a principal balance of $200,000. The subordinated borrowing bears interest at 4.75% per annum and matures in December 2019. The new subordination agreement provides for automatic annual extensions, unless the borrower gives a notice thirteen months in advance of cancellation of the scheduled maturity date. The borrowing is available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. The subordinated borrowing has been approved by FINRA. Interest expense for the year ended December 31, 2020 under such borrowings was $9,500.

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

8. Retirement Plan

The Company maintains a profit-sharing retirement plan, covering all employees who have completed one year of service and are at least 21 years of age. Discretionary contributions are authorized at management's discretion. Contributions for the year ended December 31, 2020 totaled $63,500.

9. COVID-19

COVID - 19 or the novel coronavirus has resulted in travel restrictions, prolonged quarantines, building disruptions, on-site reviews from numerous parties, and as a general concern and uncertainty. Although the short-term impact was to slow down the Company's business, the long-term impact of COVID-19 on the Company cannot be determined with certainty.

THE STURGES COMPANY

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2020 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		-
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		200,000
Total capital and and allowable subordinated liabilities		200,000
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		1,545
Total non-allowable assets		1,545
Net Capital before haircuts on securities positions		198,455
Total haircuts		-
Net Capital	$	198,455
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	10,926
Total aggregate indebtedness	$	10,926
Percentage of aggregate indebtedness to Net Capital		6%
Percentage of debt to debt-equity total, computed in accordance with Rule 15c3-1(d)		-

THE STURGES COMPANY

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2020 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $10,926)	$	728
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	98,455
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	78,455

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

THE STURGES COMPANY

Computation for Determination of Reserve Requirements

Pursuant to SEC Rule 15c3-3

Information Relating to the Possession or Control Requirements

under SEC Rule 15c3-3

December 31, 2020 **Schedule II and III**

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
The Company is exempt from the provisions of Rule 15c3-3 in accordance with
Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2020.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Sturges Company

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) The Sturges Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 9, 2021

THE STURGES COMPANY

Exemption Report

Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2020

In accordance with the Company's membership agreement with FINRA the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-13 and has been so throughout the year ended December 31, 2020.

Signed,

Michael R. Sturges
Principal Executive and Financial Officer